Filed by Anadarko Petroleum Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                             Subject Company: Union Pacific Resources Group Inc.
                                                    Commission File No.  1-13916

THE INFORMATION IN THIS FILING REPLACES THE INFORMATION ON PAGES 9, 10 AND 11 OF THE RULE 425 FILING OF THE ANALYST PRESENTATION ON APRIL 14, 2000.

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 GULF OF MEXICO

[Map of the Gulf of Mexico illustrating offshore drilling. Noting location of Conventional Blocks, Subsalt Blocks and Deepwater Blocks. Captions stating "Tanzanite Currently Drilling," "Marco Polo Discovery" and "Hickory #3, #4 Drilling."]


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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

                                 HICKORY - GULF OF MEXICO

[Graphic of oil rig with caption stating "320' water depth"; map of Louisiana and surrounding water with caption stating "Hickory Grand Isle Block 116"; H Sand Structure Map showing grid with areas numbered 109, 110, 111, 117, 116, 115, 118, 119 and 120, with captions stating "Proposed GI 111 #1," "GI 110 #1," "Proposed GI 116 #3," "GI 116 #1" and "GI 116 #2," and showing seismic line running across the grid with depths ranging from 15,300' to 17,500'; map showing H Sand and L Sand with tick marks ranging from 0 to 7500 and with captions stating "GI 116 #1 TD 21,600'," "PROPOSED GI 111 #1 PTD 21,000'," "GI 116 #2,"
"GI 116 #1" and "GI 110 #1."]

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                                           [ANADARKO PETROLEUM CORPORATION LOGO]

MARCO POLO - DEEPWATER GULF OF MEXICO

[Map entitled "ANADARKO G.C. - 608 #1," with "C" and "SW" in the upper left corner and "C" and "NE" in the upper right corner. Tick marks with numbers run along the left side, right side and top of the map. An area labeled "Salt" is indicated. Spots marked "Multiple Objectives," "M1O (H7)" and "M40 (H5)" are also indicated.]

[Map indicating "Ship Shoal," "South Pelto," "South Timbalier," "Grand Isle" and "Green Canyon." In the area marked "Green Canyon" are four boxes, one of them labeled "MARCO POLO GREEN CANYON BLOCK 608."]

[Contour map entitled "ANADARKO, OCS-G-18402, PRELIMINARY." Four segments of the map are labeled "607," "608," "651" and "652." Two lines intersect on top of the map: one line is labeled "B" on one end and "B'" on the other end, the other line is labeled "C" on one end and "C'" on the other end. Labeled contour lines range from "3500" to "4100" in increments of 100. Three points are marked "SAND LIMIT."]

[Picture of drilling rig.]

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The proposed merger transaction involving Andarko Petroleum Corporation and
Union Pacific Resources Group Inc. will be submitted to each company's stockholders. All stockholders should read the joint proxy statement/prospectus concerning the merger that will be filed with the Securities and Exchange Commission and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider before making any decision regarding the merger. Stockholders will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Anadarko and UPR, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from the Corporate Secretary of the appropriate company. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Anadarko's filing of its press release with the SEC under Rule 425 on April 3, 2000, and in UPR's filing with the SEC on Schedule 14A, under Rule 14a-12, on April 7, 2000.